Exhibit 99.1

Israeli Based Biotech Company Clearmind Medicine Inc’s CEO, Dr. Adi Zuloff-Shani, Issues Letter to Shareholders

Tel Aviv, Israel / Vancouver, Canada, Dec. 15, 2022 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq, CSE: CMND) (FSE: CWY) (“Clearmind or the “Company ), a biotech company developing psychedelic-derived therapeutics, has issued the following letter to shareholders from its CEO, Dr. Adi Zuloff-Shani.

Dear Fellow Shareholders:

Clearmind’s overarching mission since inception has been to promptly bring our proprietary compound CMND-100 to clinical trials while developing additional proprietary psychedelic compounds for next-generation novel drug candidates, serving patients with unmet needs through a state-of-the-art drug discovery approach in medicinal chemistry and pharmacology.

We believe our proprietary CMND-100, 5-methoxy-2-aminoindane (“MEAI )- based treatment can help provide relief to millions around the world.

In the last year, we achieved several significant milestones on our road to obtain FDA approval for MEAI, delivering a series of world-class innovations and partnerships, which differentiates us and establishes Clearmind as a leading biotech company in the psychedelic space today.

I’d like to outline these accomplishments:

Approaching clinical stage with our proprietary CMND-100, an MEAI-based treatment for Alcohol Use Disorder (AUD)

I am extremely encouraged by the swift progress we have made so far in bringing an innovative AUD treatment one step closer to patients in need. In extremely short timelines, Clearmind has completed the non-clinical studies required by the FDA as discussed in the pre-IND meeting held earlier this year , conducted a constructive pre-IND meeting, and is approaching its first human clinical trial.

Novel, patent-pending treatment for cocaine addiction

Although our initial focus has been developing MEAI for treating AUD, we also explored MEAI’s properties as a potential treatment for additional indications, in line with our broader mandate to address addictions, binge behaviors, and other mental concerns. The first indication we examined was cocaine addiction. In June 2022, we announced the first positive pre-clinical results for cocaine addiction treatment with MEAI. Since then, we announced additional encouraging pre-clinical results, strengthening our belief in the potential of MEAI as an effective and safe dedicated treatment for cocaine addiction. We are also in early stages of exploring indications such as obesity, depression and more.

Development of our alcohol-substitute program

We have recently announced the appointment of a special advisor , Nicholas Kadysh, to support the regulatory aspect of the development of MEAI as an alcohol substitute. The alcohol substitute program strengthens our prospects for a large new market, different from the pharma market and with short-term potential for revenue generation.

Strategic partnerships

As we understand the value of strategic scientific and business collaborations, we have established firm partnerships with leading research and medical centers, including:

Yissum, the technology transfer company of the Hebrew University of Jerusalem and the Gonda Multidisciplinary Brain Research Center located at Bar Ilan University (Israel) through BIRAD (the Bar-Ilan Research and Development Company). We also engaged with SciSparc Ltd. (Nasdaq: SPRC), a specialty, clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, and together have shown promising results from the combination of MEAI and SciSparc’s Palmitoylethanolamide (PEA), the active ingredient of its proprietary CannAmide™.

Strengthening our robust IP portfolio and scientific advisory board

We continue to develop our pipeline of innovative next-generation psychedelic drug candidates, ensuring a continued strong IP position.

Our patent families related to the use of MEAI for AUD are maturing, and we were granted a patent in India in June. We also applied for three new provisional patent applications in the last year related to cocaine addiction and obesity and for a combination treatment for binge behaviors, bringing Clearmind to a portfolio of seven patent families. In the last year, we also expanded our scientific advisory board to include Yale’s Chair of Psychiatry Department, Prof. John Krystal, and two world-renowned experts in substance use and mental health, Prof. Christian Schütz from the University of British Columbia, Canada and Prof. Mark Weiser from Sheba Medical Centre, Israel.

Successful U.S.IPO and Nasdaq uplisting

Our recently completed U.S. IPO is a significant milestone for Clearmind and enhances our ability to create value for all stakeholders. Although the number of U.S. IPOs is down 80% this year versus the same period in 2021, Clearmind was able to close its $7.5 million public offering and uplisting to the Nasdaq capital market.Clearmind successfully demonstrated that a strong business plan, a robust product pipeline, and the lean and efficient operations approach we implemented from the outset, would help us drive our public offering forward. With Clearmind now trading on the Nasdaq Capital Market, the Canadian Securities Exchange, and the Frankfurt Stock Exchange, our strong and experienced medical management team will strive to monetize the company’s 7 patents families filed or granted and various drug research programs. We intend to use the company’s funds with a laser focus to create real value for our shareholders by targeting new treatments for Alcohol Use Disorder, depression, eating disorders, cocaine addiction, and other binge behaviors.

Looking forward

On a personal note, I am excited about what we’ve managed to accomplish thus far, and what the future holds. I joined Clearmind when the company was founded, after a thorough examination of the science and the psychedelic fields. Having previously held executive positions in several biotech companies and advising others for more than 15 years, I feel very strongly about Clearmind’s potential to develop life-changing treatments for millions worldwide.

Looking ahead to 2023, we expect to launch our innovative MEAI-based drug candidate CMND-100 in human clinical trials with the FDA. Additionally, we will continue to advance our growing IP portfolio and pipeline of new drug candidates for mental health disorders with unmet medical needs.

With a strong team, and with alliances in place to expedite time-to-market and to de-risk our drug development programs, we will continue to press on the research and development.

On behalf of the Clearmind management team and Board of Directors, I thank you for your continued support and look forward to providing you with further updates as our progress continues.

Sincerely,

Adi Zuloff Shani, PhD
CEO of Clearmind Medicine Inc.

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of seven patent families. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND”, the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY .

For further information, please contact:
Investor Relations,
Email: invest@clearmindmedicine.com
Telephone: (604) 260-1566
General Inquiries,
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects, “anticipates, “intends, “plans, “believes, “seeks, “estimates and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses future clinical trials and its drug development program, . Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC ), including, but not limited to, the risks detailed in the Company’s final prospectus (registration No. 333-265900) filed with the SEC on November 16, 2022. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.

3